Exhibit 99.1
FOR IMMEDIATE RELEASE
Grand Opening of City of Dreams Takes-Off Like a Dream
Thousands witness opening night of Macau’s new entertainment destination
Macau, Tuesday, June 2, 2009 — Melco Crown Entertainment Limited (the “Company”) (Nasdaq: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today announced that a highly successful Grand Opening Event at City of Dreams saw approximately 40,000 visitors experience Macau’s newest integrated leisure and entertainment destination in the first hours of its operations. The opening night saw thousands of eager visitors queuing for the opportunity to take a first look at Macau’s latest and most exciting entertainment centre in the hours leading up to the 8pm public opening on Monday June 1, 2009.
City of Dreams opened with an explosion of pyrotechnics and lights at an outdoor opening ceremony officiated by Mr. Lawrence Ho and Mr. James Packer, Co-Chairmen of Melco Crown Entertainment Limited and Mr. Greg Hawkins, President of City of Dreams, who hosted VIP official dignitaries; His Honorable Mr. Edmund Ho, Chief Executive of the Macao SAR; Mr. Lu Shumin, Commissioner, Office of the Commissioner of Ministry of Foreign Affairs of the People’s Republic of China in the Macao SAR; Ms. Gao Yan, Deputy Director of The Liaison Office of the Central People’s Government in the Macao SAR; and His Honorable Mr. Francis Tam, Secretary of Economy and Finance of the Macao SAR.
Mr. Lawrence Ho, the Company’s Co-Chairman and CEO, said: “City of Dreams is the ultimate destination for urban entertainment in Macau, and I welcome all of you to step into the property to see what we mean. We promise to amaze, delight, excite and to entertain.
“We have put great emphasis on recruiting and training our Dream Team of employees, who have really energized us with their enthusiasm and excitement over the past couple of months. We believe it is this combination of having the best people and the best property, which will underpin our success.”
Visitors got their first taste of the exciting music-inspired Hard Rock Hotel, with its unique combination of electrifying music themes and memorabilia; the contemporary luxury and sophistication of the Crown Towers; and the diverse range of international and Asian restaurants, food and beverage outlets, bars and hip lounges which opened Monday night.
A huge success with excited visitors was The Bubble attraction, City of Dreams’ iconic centre-piece dome-shaped theater which provides a stunning multimedia experience. Housing approximately 500 viewers for each spectacular 10-minute visual extravaganza, The Bubble ran at full capacity into the early morning of June 2.
Earlier in the day media and VIP guests enjoyed a series of opening events including a Press Conference, Ribbon Cutting Ceremony, Hard Rock Hotel opening ‘Guitar Smash’ by executives and a Grand Opening Gala Dinner, attended by VIP guests and dignitaries, followed the Grand Opening Ceremony on the lagoon at the front of the city complex.
Mr. Greg Hawkins, President of City of Dreams said: “Our incredibly successful opening night marks the start of our exciting mission to bring the ultimate in sophisticated and diverse entertainment experiences to Macau. We are thrilled by the excitement generated so far by our Grand Opening and are anticipating ever greater number of visitors from across Asia eager to experience for themselves this truly amazing destination complex.”
The initial opening of City of Dreams will now be followed by the opening of Grand Hyatt Macau and the highly anticipated Dragone show. Grand Hyatt Macau, offering approximately 800 guest rooms, is scheduled to be completed in the third quarter of this year and the Dragone inspired theatre production will open in the purpose-built Theater of Dreams in early 2010. The final planned phase at City of Dreams will feature a luxury apartment hotel consisting of approximately 800 units.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2009 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company’s first property, Altira Macau (formerly Crown Macau) (www.altiramacau.com), opened on May 12, 2007. Other properties include City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,300 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top 100 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.
Investor Inquiries:
Geoffrey Davis, CFA
Senior Vice President, Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com

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